# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Asbury Automotive Group, Inc., CIK 0001144980
CUSIP: 043436104
Title of class of securities: Common Stock, par Value $0.01 per share
Address of issuer's principal executive offices: 6655 Peachtree Dunwoody Road, Atlanta, Georgia (GA), 30328
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001358706

## Reporting persons
- Abrams Capital Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,716,441; sole dispositive power 0; shared dispositive power 1,716,441; aggregate amount beneficially owned 1,716,441 (9.2% of the class)
- Abrams Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,072,096; sole dispositive power 0; shared dispositive power 2,072,096; aggregate amount beneficially owned 2,072,096 (11.1% of the class)
- Abrams Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,155,492; sole dispositive power 0; shared dispositive power 2,155,492; aggregate amount beneficially owned 2,155,492 (11.6% of the class)
- Abrams Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,155,492; sole dispositive power 0; shared dispositive power 2,155,492; aggregate amount beneficially owned 2,155,492 (11.6% of the class)
- David Abrams: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,162,992; sole dispositive power 0; shared dispositive power 2,162,992; aggregate amount beneficially owned 2,162,992 (11.6% of the class)

## Item 1. Issuer
Name of issuer: Asbury Automotive Group, Inc.
Address of issuer's principal executive offices: 6655 Peachtree Dunwoody Road, Atlanta, Georgia 30328

## Item 2. Person Filing
Name of person filing:
Abrams Capital Partners II, L.P.
Abrams Capital, LLC
Abrams Capital Management, LLC
Abrams Capital Management, L.P.
David Abrams
Address of principal business office or, if none, residence: 222 Berkeley Street, 21st Floor Boston, MA 02116
Citizenship: Abrams Capital Partners II, L.P. - Delaware, Abrams Capital, LLC - Delaware, Abrams Capital Management, LLC - Delaware, Abrams Capital Management, L.P. - Delaware, David Abrams - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Abrams Capital Partners II, L.P. - 1,716,441 shares
Abrams Capital, LLC - 2,072,096 shares
Abrams Capital Management, LLC - 2,155,492 shares
Abrams Capital Management, L.P. - 2,155,492 shares
David Abrams - 2,162,992 shares
Percent of class:
Abrams Capital Partners II, L.P. - 9.2%
Abrams Capital, LLC - 11.1%
Abrams Capital Management, LLC - 11.6%
Abrams Capital Management, L.P. - 11.6%
David Abrams - 11.6%
Sole power to vote or to direct the vote:
Abrams Capital Partners II, L.P. - 0 shares
Abrams Capital, LLC - 0 shares
Abrams Capital Management, LLC - 0 shares
Abrams Capital Management, L.P. - 0 shares
David Abrams - 0 shares
Shared power to vote or to direct the vote:
Abrams Capital Partners II, L.P. - 1,716,441 shares
Abrams Capital, LLC - 2,072,096 shares
Abrams Capital Management, LLC - 2,155,492 shares
Abrams Capital Management, L.P. - 2,155,492 shares
David Abrams - 2,162,992 shares
Sole power to dispose or to direct the disposition:
Abrams Capital Partners II, L.P. - 0 shares
Abrams Capital, LLC - 0 shares
Abrams Capital Management, LLC - 0 shares
Abrams Capital Management, L.P. - 0 shares
David Abrams - 0 shares
Shared power to dispose or to direct the disposition:
Abrams Capital Partners II, L.P. - 1,716,441 shares
Abrams Capital, LLC - 2,072,096 shares
Abrams Capital Management, LLC - 2,155,492 shares
Abrams Capital Management, L.P. - 2,155,492 shares
David Abrams - 2,162,992 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Abrams Capital Partners II, L.P.: /s/ David Abrams, Managing Member (08/13/2026)
- Abrams Capital, LLC: /s/ David Abrams, Managing Member (08/13/2026)
- Abrams Capital Management, LLC: /s/ David Abrams, Managing Member (08/13/2026)
- Abrams Capital Management, L.P.: /s/ David Abrams, Managing Member (08/13/2026)
- David Abrams: /s/ David Abrams, Individually (08/13/2026)
Comment: Shares reported herein for Abrams Capital Partners II, L.P. represent shares beneficially owned by Abrams Capital Partners II, L.P. Shares reported herein for Abrams Capital, LLC represent shares beneficially owned by Abrams Capital Partners II, L.P. and other private investment funds for which Abrams Capital, LLC serves as general partner. Shares reported herein for Abrams Capital Management, L.P. and Abrams Capital Management, LLC represent the above-referenced shares beneficially owned by Abrams Capital Partners II, L.P. and shares beneficially owned by other private investment funds for which Abrams Capital Management, L.P. serves as investment manager. Abrams Capital Management, LLC is the general partner of Abrams Capital Management, L.P. Shares reported herein for Mr. Abrams represent the above referenced shares reported for Abrams Capital, LLC, Abrams Capital Management, LLC, and shares personally held by Mr. Abrams. Mr. Abrams is the managing member of Abrams Capital, LLC and Abrams Capital Management, LLC. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.